U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14F-1

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 INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

                          COMMISSION FILE NO. 000-49865


                       TRIMEDIA ENTERTAINMENT GROUP, INC.
             (Exact name of Registrant as specified in its Charter)


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            DELAWARE                                       14-1854107
            ---------
 (State or Other Jurisdiction of                   (I.R.S. Employer I.D. No.)
 incorporation or organization)
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                       333 E. LANCASTER AVENUE, SUITE 411
                          WYNNEWOOD, PENNSYLVANIA 19096
                    (Address of Principal Executive Offices)

                                 (215) 426-5536
              (Registrant's telephone number, including area code)

                       TRIMEDIA ENTERTAINMENT GROUP, INC.
                       333 E. LANCASTER AVENUE, SUITE 411
                          WYNNEWOOD, PENNSYLVANIA 19096


                 INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

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THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO
VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF TRIMEDIA ENTERTAINMENT GROUP, INC IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO TRIMEDIA ENTERTAINMENT GROUP, INC.
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This Information Statement is being furnished to stockholders of record as of
October 1, 2007 of the outstanding shares of common stock, $0.001 par value per share (the "Common Stock"), of TriMedia Entertainment GROUP, Inc., a Delaware corporation pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with the election of persons designated by VGB Media, Inc. ("VGB") to all of the members of the Board of Directors of the Company (the "Board"). You are urged to read this Information Statement carefully. You are not, however, required to take any action.

References throughout this Information Statement to "TriMedia", the " Company", "we," "us.", and "our" are to TriMedia Entertainment Group, Inc.

INTRODUCTION


On October 1, 2007 the Company entered into an Agreement and Plan of Merger (the " Merger Agreement") by and among the Company, TriMedia Acquisition Corp., a wholly owned subsidiary of the Company ("Merger Subsidiary") and VGB. The Merger Agreement provides for the merger ("Merger") of Merger Subsidiary into VGB with VGB as the surviving corporation. In connection with the Merger, Merger Subsidiary will be merged into VGB and the shareholder of VGB will receive10,000 shares of our newly authorized Series A Convertible Preferred Stock ("Preferred Shares"). Each share is convertible into 6,418 shares of our Common Stock a total of 64,180,000 shares of our Common Stock or approximately 40 % of our shares on the effective date of the Merger on a fully diluted basis as defined in the Merger Agreement (assuming conversion of the Preferred Shares on such date). The Preferred Shares will have voting rights equivalent to the Common Stock into which these shares are convertible. VGB is a newly formed company with substantially no assets or liabilities. It has entered into a music distribution agreement and intends to engage in the production, distribution and

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marketing of entertainment related content after the Merger. The Merger
Agreement provides, as a condition of the closing, that Christopher Schwartz, the present sole director of our board of directors, resign and the nominees of VGB be elected as our directors. Messrs Jason Meyers and Salvatore Farina are the initial nominees of VGB. All of our current officers will also resign upon the closing of the Merger.

As a further condition of the closing of the Merger, we must complete a restructuring pursuant to the terms of a Restructuring Agreement (the "Restructuring Agreement"). The Restructuring Agreement provides that (i) certain creditors of the Company will convert their indebtedness into 46,000,000 shares Common Stock of the Company; (ii) all the assets of Company will be contributed to a newly formed Delaware corporation ("Newco") in which ((A) the Company will have a 19% economic interest owned through a class of non-voting common stock with an option to acquire additional interests and (B) the aforesaid creditors will (I) initially have a 81% economic interest and the full voting interest represented by a class of voting common stock and (II) a $4,800,000 preference represented by a newly designated series of preferred stock of Newco and(iii) all liabilities of Parent prior to the closing date or arising from the continuing business will be assumed by Newco.

Aside from our interest in Newco, after the Merger and closing of the restructuring our business will consist of the entertainment related business VGB intends to conduct. VGB is a start-up and plans to originate, acquire and exploit entertainment related content in the area of music, film, tv, video games and live event performance. It will distribute content through physical distribution channels as well as through digital methods utilizing the internet. It has entered into one distribution agreement.


                            TRIMEDIA STOCK OWNERSHIP

The following table sets forth, as of September 30, 2007, certain information with respect to beneficial ownership of our common stock as of such date by:

     o each person known to us to be the beneficial owner of more than 5% of our common stock;

     o    each of our directors;

     o    each of our executive officers; and

     o    all of our executive officers and directors as a group.

Unless otherwise specified, we believe that all persons listed in the table possess sole voting and investment power with respect to all shares of our common stock beneficially owned by them


                                                  Amount and
                                                  Nature of
                                                  Beneficial         Percent of
Name and Address                                 Ownership (1)          Class
-----------------------------------------------------------------  -------------
Christopher Schwartz (2)                          22,292,001           42.63
 1080 N. Delaware Avenue, 8th  Floor
 Philadelphia, PA 19125

Richard Murray (3)                                   227,101            0.48
 1080 N. Delaware Avenue, 8th  Floor
 Philadelphia, PA 19125

All directors and executive
officers as a group (2) people)                   22,519,102           43.07

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(1)   Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(2) Chairman of the Board, Chief Executive Officer and Chief Financial Officer. Includes 2,635,000 shares of common stock held in escrow for Christopher Schwartz by Erskine, Wolfson & Gibbon. 4,578,825 shares of common stock are issuable upon exercise of vested stock options held by Mr. Schwartz.

(3)  President of Ruffnation Films LLC.


As a result of the Merger and the restructuring, the Company will issue an additional 46,000,000 shares of its Common Stock and Preferred Shares convertible into 64,180,000 shares of Common Stock. The Preferred Shares will be owned by the VGB shareholder and the additional shares of the Common Stock will be owned by Christopher Schwartz, 1025 Investments Inc. and IL Resources, Inc., who are or will become holders of greater than five percent of our Common Stock.


VOTING STOCK

The Common Stock is the only class of voting stock of the Company outstanding, and the holders of the Common Stock are entitled to one vote per share. As of September 30, 2007 there were 47,712,012 shares of Common Stock issued and outstanding.



BOARD OF DIRECTORS

The Board currently consists of one member. The Merger Agreement provides that, on the Closing Date VGB shall designate the directors as it shall determine, and Christopher Schwartz, the sole director shall resign.

INFORMATION CONCERNING VGB NOMINEES TO THE BOARD

    NAME                                                      AGE
   -----                                                      ---

   Jason Meyers                                                40

   Salvatore Farina                                            57

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Purchaser has informed the Company that VGB will exercise its rights under the
Merger Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Merger Agreement. The following table, prepared from information furnished to the Company by the Purchaser, sets forth, with respect to each individual who may be designated by VGB as a designee, the name, age of the individual as of the date hereof, and such individual's present principal occupation and employment history during the past five years. VGB has advised the Company that each of the persons who may be chosen by VGB to act as a director of the Company has consented to so act as a director of the Company.


A brief description of the business experience during the past five years of each designee follows:

JASON MEYERS, Since 2005 Mr. Meyers has been a principal of Internet Capital Markets Corp. a FINRA registered investment banking and brokerage firm, based in New York City. Mr. Meyers has extensive experience in re-capitalizing, funding and revitalizing distressed businesses and recruiting management teams. Mr. Meyers has over nineteen years of securities brokerage and investment and merchant banking experience and has led or participated in the origination and syndication of dozens of private placements and initial public offerings in a broad range of industries including entertainment, technology, healthcare, and financial services. Since September 2005 he has also been an officer and director of Turbodyne Technologies Inc, a publicly traded company registered under the Securities and Exchange Act. In 2003 a judgment was rendered in Washington State against Mr. Meyers and a brokerage firm employing Mr. Meyers which included breaches under that state's securities laws. The action was brought by a former customer of the brokerage firm which was not controlled by Mr. Meyers.

SALVATORE FARINA. Salvatore Farina is an accountant and business manager in the entertainment industry. Prior to 1997, he represented the financial interests of various show business personalities through his association with The David Feinstein Management Corp. In 1997, he left that firm and joined Nile Rodgers in the management of Mr. Rodgers' operating companies. In addition to Mr. Farina serving as Chief Financial Officer of Nile Rodgers Productions, Inc., NRP, Inc., Sumthing Else Music Works, Inc. and The CHIC Organization, he also serves as Mr. Rodgers' personal Business Manager. Mr. Farina holds degrees in Business Administration, Accounting and Management from SUNY and Dowling College, where he attended both undergraduate and graduate schools.

VGB has advised the Company that, except as indicated above, to the best of its knowledge, none of the VGB designees to the Board has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (b) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (c) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person's property or (d) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. All of VGB's designees are citizens of the United States, and none is related to any other nominee or to any executive officer of the Company.

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


VGB has advised the Company that, to the best of its knowledge, none of its designees is currently a director of, or holds any position with, the Company. VGB has advised the Company that, to the best of its knowledge, none of its nominees or any of its affiliates (a) has a familial relationship with any directors or executive officers of the Company or (b) has been involved in any transactions with the Company or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that the closing of the Merger and election of VGB's designees will assume office as promptly as practicable subject to compliance with applicable regulatory requirements, including the preparation, filing and distribution of this Information Statement, and that, upon assuming office, VGB's designees will constitute the entire Board.

                    CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names, ages and positions of our directors and executive officers and executive officers of our major operating subsidiaries as of September , 2007.



NAME                              AGE         CURRENT POSITION(S) WITH COMPANY
----                              ---         --------------------------------
Christopher Schwartz              46          Chief Executive Officer,
                                              Chief Financial Officer,
                                              Treasurer and Director

Richard Murray                    48          President of Ruffnation Films LLC

All directors serve until their successors are duly elected and qualified. Vacancies in the Board of Directors are filled by majority vote of the remaining directors. The executive officers are elected by, and serve at the discretion of the Board of Directors.


 A brief description of the business experience during the past five years of our director, our executive officers and our key employees is as follows:

     CHRISTOPHER SCHWARTZ, CHAIRMAN OF THE BOARD OF DIRECTORS AND CEO - Mr. Schwartz was elected as a member of our Board of Directors and was appointed as our Chief Executive Officer in October 2002. Mr. Schwartz began in the music field as a performer and started his experience in the record industry as a promoter of musical talent for clients such as Priority and Island Records. He is credited as one of the first record industry executives to `crossover' hip-hop to mainstream pop with the artist Schooly D. In 1989, he and his partners formed Ruffhouse Records with a production and distribution deal with Columbia Records, a division of Sony. As CEO of Ruffhouse, he achieved international fame, with multimillion unit album sales, Billboard charting topping acts and success of groups such as Cyprus Hill, Kriss Kross and The Fugees. The Fugees are credited by the Recording Industry Association of America with the biggest selling hip-hop album of all time by a group. He is also credited with discovering and producing the multi-Grammy award winning artist Lauryn Hill. In 1999, Ruffhouse was sold to Sony and Mr. Schwartz formed Ruffworld Entertainment Group. As Founder and CEO of Ruffworld Entertainment, Mr. Schwartz' vision of a multimedia entertainment company developing music and film with musical content was born. Through its recording division, Ruffworld Entertainment established a joint venture record label with Warner Brothers. Its film division recently completed the DVD film, SNIPES , starring Nelly, a Grammy award winning hip-hop artist with over 17 million album sales. Mr. Schwartz has developed, produced or discovered artists that have achieved over 100 million unit sales and approximately $1 billion in sales over his career to date. As a leader in the music industry, he has been recognized by Forbes, The Wall Street Journal, The New York Times, CNN, CNBC and industry publications such as Billboard, Vibe, Hits, Rolling Stone, The Hollywood Reporter and The Source.

     RICHARD MURRAY, PRESIDENT OF RUFFNATION FILM LLC - Mr. Murray is responsible for overseeing our film operations. Recently Mr. Murray wrote, produced and directed his first feature film, SNIPES , which has been released through Ruffnation Films co-venture with Sony. He has over 15 years experience as a director, writer and producer of film related products and services. He has directed and produced over 100 music videos for such star artists as Kriss Kross, Spin Doctors, The Fugees, Arrested Development, Monica, and Jeff Healy. With such a diverse list of credits, he is perhaps the only director who has had a #1 video in four different genres of popular music. During his 15-year career as a music video director, he has earned a reputation for his ability to define the essence of whatever type of music and artist he has worked with. After graduating from Temple University with a B.A. in Communications in 1984, Mr. Murray began his professional career by directing some of the earliest rap videos for hip-hop legends Schooly D and Roxanne Shante.

There are no family relationships among any of our directors or executive officers.


OTHER  BOARD MATTERS

Audit Committee


As there is only one member of our board of directors, we have not designated an audit committee of the board of directors and we do not have an audit committee financial expert.

Code of Ethics


  We have not adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions. As Christopher Schwartz is our largest stockholder, and is the sole member of our Board of Directors, President, Chief Executive Officer and Chief Financial Officer, we did not believe that a formal written Code of Ethics was necessary to regulate his conduct.



Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires our directors, executive officers and persons who are the beneficial owners of more than ten percent of our common stock (collectively, the "Reporting Persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission and to furnish us with copies of these reports. Based on our reviews of Forms 3 and 4 filed with the Securities and Exchange Commission, we do not believe that any of the Reporting Persons had delinquent filings pursuant to Section 16(a) of the Securities Exchange Act.

                                  COMPENSATION

                           SUMMARY COMPENSATION TABLE

 The following table sets forth compensation paid or accrued during the fiscal year ended October 31, 2006 ("Fiscal 2006") and the fiscal year ended October 31, 2005 ("Fiscal 2005") to our Chief Executive Officer and the most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 during such fiscal years. None of these individuals will be engaged by the Company after the Merger.

Name and Principal Position                     Year          Salary     Total
                                                Ended
--------------------------------------------------------------------------------

Christopher Schwartz (1)                  October 31, 2006   $130,000   $130,000


Chief Executive Officer,                  October 31, 2005
President, Treasurer                                          176,899    176,899

    Richard Murray (2)                    October 31, 2006    123,500    123,500

 President of Ruffnation Films LLC        October 31, 2005    163,913    163,913




                          OPTION AND OTHER INFORMATION

 We did not grant any stock options during Fiscal 2006. No options were exercised by any of our executive officers in Fiscal 2006.

The following table sets forth information concerning unexercised options; stock that has not vested; and equity incentive plan awards for each named executive officer outstanding:


Name            Number of      Number of          Option          Option
                Securities     Securities         Exercise        Expiration
                Underlying     Underlying         Price           Date
                Unexercised    Unexercised        ($) (3)
                Options        Optons
                Exercisable    Unexercisable
                   (1)          (1) (2)
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Christopher     1,098,075                           $0.03      October 9,2016
Schwartz
Christopher       998,250                           $0.13      October 9,2015
Schwartz
Christopher       907,500                           $0.75      October 9,2014
Schwartz
Christopher       825,000                           $1.09      October 9,2013
Schwartz
Christopher       750,000                           $1.50      October 9,2012
Schwartz

Christopher     1,207,882                           $0.50      October 9,2017
Schwartz

(1)     All these options were granted as part of Mr. Schwartz's Employment
        Agreement


(2) Mr. Schwartz's Employment Agreement is to be terminated. Upon the closing of the Merger, all options vested and the exercise price of newly vested options and options with an exercise price of less than fifty cents fixed at or increased to fifty cents.


LONG TERM INCENTIVE PLANS
We currently do not have any long-term incentive plans.

COMPENSATION OF DIRECTORS
Our directors are not compensated for any services provided as a director.

EMPLOYMENT AGREEMENT On October 9, 2002, we entered into a five-year Employment Agreement with Christopher Schwartz. Pursuant to the terms of the Employment Agreement, Christopher Schwartz is our Chief Executive Officer and shall be a member of our Board of Directors. Pursuant to the Employment Agreement, Mr. Schwartz is entitled to receive an initial annual base salary of $300,000 and is eligible to receive bonus compensation at the discretion of the Board of Directors if certain milestones are met. Mr. Schwartz has agreed to reduce his annual salary to $130,000 per year. Pursuant to the Employment Agreement, Mr. Schwartz is entitled to receive fringe benefits including paid vacation, medical insurance, participation in pension, profit sharing and stock plans, reimbursement for expenses and life insurance. Mr. Schwartz also received options to purchase 5,786,707 shares of our common stock. If we terminate the employment of Mr. Schwartz without cause, due to a long-term disability, or as a result of his death or if Mr. Schwartz terminates his employment for good reason, as such terms are defined in the employment agreement, then his right to exercise his stock options shall be accelerated and all unvested options shall immediately vest. In addition, if we experience a merger, acquisition, sale of our assets or similar transaction in which we are not the surviving corporation, then all unvested options will immediately vest unless such options are assumed by the surviving corporation.The Company will have no further obligation under Agreement other than with respect to the exercise of the Options all of which are to vest and the exercise price of newly vested options and options with an exercise price of less than fifty cents fixed at or increased to fifty cents.

REPRICING OF OPTIONS

We have not adjusted or amended the exercise price of any stock options in Fiscal 2006.

                 TRANSACTIONS WITH PROMOTERS AND CONTROL PERSONS

 We have received loans in the aggregate principal amount of $1,199,040 from Christopher Schwartz, our Chief Executive Officer, sole director and principal stockholder. These obligations are documented by a demand note payable which accrues interest at the rate of 7% per annum. In Fiscal 2005, $99,040 of these loans was converted into shares of our common stock at a conversion price of $1.00 per share. During Fisc